EXHIBIT 21

Stock Yards Bancorp, Inc.

Subsidiaries of the Registrant

As of December 31, 2021

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary

Stock Yards Bank & Trust Company	Kentucky	Stock Yards Bank & Trust Company

SYB Insurance Company, Inc.	Nevada	SYB Insurance Company, Inc.